SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                            For the Month of May 2004
                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                 |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

     Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release, dated May 12, 2004.



                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ELBIT SYSTEMS LTD.
                                  (Registrant)


                                  By: /s/ Ilan Pacholder
                                      --------------------------------------
                                      Name:  Ilan Pacholder
                                      Title: Corporate Secretary

Dated:  May 12, 2004

    Exhibit No.            Description
    -----------            -----------

    1.                     Press Release, dated May 12, 2004.

                                    EXHIBIT 1

                  OHB-SYSTEM AND ELBIT SYSTEMS SUBSIDIARY ELOP
                             ESTABLISH JOINT VENTURE


Bremen and Haifa,  May 12,  2004 - The  Bremen-based  space  technology  company
OHB-System AG, and Elbit Systems Ltd. (Nasdaq: ESLT) Haifa, Israel, an international defense company, through its subsidiary Elop Electro-Optics Industries Ltd., announced plans to set up a joint venture for common development and marketing of electro-optical systems and infrared payloads, suitable for deployment in space and for UAVs (Unmanned Airborne Vehicles). In the new venture, OHB ELectroOPtics, the system and mission experience of OHB is ideally combined with the competence acquired by ELOP in such fields as electro-optics and infrared technology. Marketing is set to focus in the European region.

The new venture OHB ELectroOPtics will be headquartered in Bremen.

Marco Fuchs, CEO of OHB Technology AG said: "The new enterprise will increase OHB's array of services to the European space technology industry. We are excited about this joint venture with ELOP because the company is one of the world's leading providers with an in-depth knowledge of the fields of electro-optics and infrared technology."

Haim Rousso, Corporate VP Elbit Systems and General Manager of ELOP said: "The new Venture of ELOP with the leading Space System Company in Europe - OHB, will open new markets for ELOP's Technologies and Products and enables ELOP to expand its space activities to new areas and customers with an excellent partner."

Electro-optical sensors make use of the visible and of the infrared area of the electromagnetic spectrum and can generate images with resolutions of less than one meter to several kilometers.

Electro-optical systems are currently in use both on civilian satellites such as BIRD, EROS, ENVISAT and IKONOS as well as on meteorological satellites such as the European METEOSAT and on military reconnaissance platforms.


About OHB-System AG:
OHB-System AG is a medium-sized systems provider belonging to the European OHB Technology AG group, which employs roughly 300 people in the areas of space technology + security, telematics and satellite services. OHB-System AG specializes in space + security applications. OHB-System's headquarters at the Bremen Technology Park are home to highly qualified scientists and engineers working on numerous prestigious national and international projects related to small satellites, manned space flight, orbital & transport systems as well as security and reconnaissance technologies.

www.ohb-system.de

www.ohb-technology.de



About Elbit Systems:

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers and information (C4I) Intelligence, Surveillance and Reconnaissance (ISR), Unmanned Airborne Vehicles, Security Systems and advanced electro-optic technologies for space, airborne, ground and naval applications. The company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

For more about Elbit Systems please visit our website at: www.elbitsystems.com.

About El-Op

El-Op Electro Optics Industries Ltd., a subsidiary of Elbit Systems, specializes in the R&D, manufacture, assembly, and testing of electro-optic systems and products for military and commercial applications. Established in 1937, the company is an industry leader, with reputation for systems offering precision, performance, quality and reliability.

Supported by vertically integrated facilities, El-Op's main areas of activity include Thermal Imaging, Lasers Rangefinders & Designators, Displays, Ground Integrated Sights, ISR Space, Airborne & Observation & Surveillance IMINT and E.O. Counter Measures.



Contacts

For further information, about OHB Systems please contact:

OHB-System AG - Communication & Public Relations - Danela Sell Phone: +49 421 - 2020-620; Fax: +49 421- 2020-70; sell@ohb-system.de



Elbit Systems Ltd.
------------------
                                           IR Contacts
                                           -----------
Ilan Pacholder, VP finance                 Ehud Helft/Kenny Green
Tel: 972 4 8316632                         Gelbart Kahana
Fax: 972 4 8316659                         Tel:1-866-704-6710
Pacholder@elbit.co.il                      Fax:972-3-607-4711

                                           ehud@gk-biz.com
                                           kenny@gk-biz.com

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the company's control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the company's periodic filings with the Securities and Exchange Commission.